U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                    ----------------------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 0-26888

                                  (Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K

[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended: March 31, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registration Information

         Full Name of Registrant:         Internet Holdings, Inc.

         Former Name if Applicable:

         Address of Principal Executive
         Office:                          16 Curzon Street, Mayfair
                                          London, United Kingdom W1Y 7FF


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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons  described  in  reasonable  detail in Part III of this form
     could not be eliminated without unreasonable effort or expense    [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before
     the fifth calendar day following the prescribed due date          [X]

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable                                   [_]

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As a result of unexpected delays in gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB, the report on Form 10-QSB could not be timely filed without unreasonable effort or expense.



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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Jason Forsyth                      011 44 207 409 1600

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes           [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes           [ ] No

     In the prior year's comparative period, Registrant had nominal assets and no business operations. Since such time, Registrant acquired an operating company with significant cash, liquid securities and books and records of account. As a result, a significant change in results of operations for the last fiscal year will be reflected by the earnings statements to be included in the report on Form 10-QSB.


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                             INTERNET HOLDINGS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2000                      By:  /s/  Jason Forsyth
                                             -------------------------
                                             Jason Forsyth,
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see U.S.C. 1001).